

**VIA FACSIMILE AND U.S. MAIL**

January 3, 2008

Ms. Tsippy Moldovan
Chief Financial Officer and Director
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone Sderot 87711
Israel

> **Re:** **Defense Industries International, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
> **Filed October 29, 2007**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **March 31, 2007, June 30, 2007 and September 30, 2007**
> **File No. 0-30105**

Dear Ms. Moldovan:

We have reviewed your response dated December 4, 2007 to our comment letter dated November 9, 2007 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB/A for Fiscal Quarter Ended June 30, 2007

Note 1. Basis of Presentation and Significant Accounting Policies, page 6

G. First adoption of new accounting standards, page 7

1. We reviewed your response to comment 5 in our letter dated November 9, 2007. Based on the guidance in paragraphs 19 and 24 of EITF 00-19, it appears the warrants issued in connection with the June 2005 share offering should not have been reclassified to equity as of January 1, 2007. Rather, the warrants should be classified as liabilities as of their issuance date and through the expiration date of each of the warrants. In this regard, we believe EITF 00-19 provides that once a

contract is entered that has no limit on the number of shares to be delivered in a share settlement, any new contracts entered after the preexisting contract must be classified as assets or liabilities.  Refer, for example, to the transition guidance provided in paragraph 24 of EITF 00-19.  Further, we do not believe the reclassification methodologies discussed in paragraph 11 of EITF 00-19 are applicable when there is a contract involved that has no limit on the number of shares to be delivered in a share settlement.  In light of the preceding, please provide us further support for your position or otherwise revise your financial statements accordingly.

*   *   *   *

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provides any requested information.  Detailed response letters greatly facilitate our review.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief